TERMS & CONDITIONS OF SUBSCRIPTION

TO: **VirZOOM, Inc.** (the "**Company**")

This subscription plus these terms and conditions, the completed and executed schedules and appendices attached hereto are collectively referred to as the "**Subscription Agreement**". The undersigned (the "**Purchaser**") hereby irrevocably subscribes for such number of Preferred Shares as stated on the details page above at a purchase price equal to the Subscription Price.

The Purchaser agrees to be bound by the Terms and Conditions including without limitation the terms, representations, warranties and covenants addressed to the Company set forth in the applicable schedules, including the terms set out in the term sheet attached hereto, and agrees that the Company may fully rely upon the covenants, representations and warranties contained in this Subscription Agreement.

The Purchaser must complete and execute this Subscription Agreement and execute the Certificate of Accredited Investor attached hereto.

General

The Purchaser acknowledges and agrees to comply with any relevant securities legislation, order, rule, regulation or policy concerning the purchase, holding and resale of the Preferred Shares.

The Purchaser agrees that this subscription (the "**Subscription**") is given for valuable consideration and shall not be withdrawn or revoked by the Purchaser. This Subscription Agreement and the payment for the Subscription shall be returned without interest or deduction to the Purchaser at the address indicated above if this Subscription is not accepted. If the Subscription is accepted only in part, that portion of the Subscription Amount for the Preferred Shares which is not accepted will be promptly delivered or mailed to the Purchaser without interest.

The Purchaser hereby acknowledges that its subscription for the Series A-9 Preferred Stock pursuant to this Agreement is being issued by the Company pursuant to Regulation CF for aggregate gross proceeds of up to $4,666,670.15 (the "Offering").

Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

Closing

The aggregate value of the Preferred Stock to be sold by the Company shall not exceed $4,666,670.15. The Company may accept subscriptions until June 5, 2024. Providing that subscriptions for $10,000.48 in Securities are received (the "Target Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"), provided 21 days have passed since the commencement of Securities sales, a notice is distributed with the new anticipated deadline of the offering, the right to cancel for any reason until 48 hours prior to the new offering deadline, whether the Company will continue to accept Securities sales during the 48-hour period prior to the new offering deadline, and the new offering deadline is scheduled for and occurs at least five business days after the notice is distributed.

Payment

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

Representations and Warranties of the Purchaser

The Purchaser represents, warrants, acknowledges and covenants to and in favor of the Company, as follows:

1. the Purchaser, if a Company, is a valid and subsisting Company, has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof;
2. this Subscription Agreement will constitute a legal, valid and binding contract of the Purchaser, enforceable against the Purchaser in accordance with its terms entered into voluntarily by the Purchaser;
3. the entering into of this Subscription Agreement and the transactions contemplated hereby and thereby will not result in the violation of any terms or provisions of any law applicable to or the organizational or governing documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which it is or may be bound;
4. the Purchaser is a resident of, or is otherwise subject to, the securities laws of the jurisdiction referred to under "Name and Address of Purchaser" on the cover page of this Subscription Agreement, which address is the residence or place of business of the Purchaser and is not created or used solely for the purpose of acquiring the Preferred Shares and the Purchaser is not purchasing the Preferred Shares for the account or benefit of any person in any jurisdiction other than such jurisdiction;
5. If not a resident of Canada:
    a. the Purchaser is knowledgeable of, or has been independently advised as to, the securities laws having application to the Purchaser and the purchase by the Purchaser of the Preferred Shares other than the laws of Canada and the United States, and all regulatory notices, orders, regulations, policies and other instruments incidental thereto (the "**International Securities Laws**"), if any, which apply to the Purchaser and the purchase by the Purchaser of the Preferred Shares;
    b. the Purchaser is purchasing the Preferred Shares pursuant to an exemption from any prospectus, registration or similar requirements under International Securities Laws, or, if such is not applicable, the Purchaser is permitted to purchase the Preferred Shares under International Securities Laws without the need to rely on exemptions;
    c. International Securities Laws do not (or will not) require the Company to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction with respect to the purchase by the Purchaser of the Preferred Shares (or the issuance to the Purchaser of the Preferred Shares);

      d.   the distribution of the Preferred Shares to the Purchaser by the Company complies (or will comply) with all International Securities Laws;

6. the Purchaser understands that the Preferred Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any applicable state securities laws;

7. the Purchaser understands and acknowledges that the Company is under no obligation and has no present intention to register the resale of the Preferred Shares on its behalf under the Securities Act or to assist the Purchaser in complying with an exemption from registration therefrom and the Purchaser understands that the Company is not required to file and does not file in the United States periodic reports pursuant to Sections 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, and there is no public market for the Preferred Shares in the United States and no such market is expected or intended to develop;

8. the Purchaser understands that it may not offer, sell or transfer the Preferred Shares within the United States, unless the Preferred Shares are registered under the Securities Act and the securities laws of all applicable states or an exemption from such requirement is available and that the Purchaser has no rights to require the Company to register its securities;

9. the Purchaser has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in the Preferred Shares and is able to bear the economic risk of loss of such investment. The Purchaser understands that the purchase of the Preferred Shares is a speculative investment and involve a high degree of risk. The Purchaser acknowledges and agrees that it is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance by it of this Subscription Agreement and the transactions contemplated hereunder;

10. the Purchaser acknowledges and agrees that the offer, sale and delivery of the Preferred Shares to the Purchaser is conditional upon such offer, sale and delivery being exempt from the requirements under applicable securities laws requiring the filing of a prospectus in connection with the distribution of the Preferred Shares or upon the issuance of such rulings, orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus;

11. the Purchaser is acting for its own account and is acquiring the Preferred Shares as principal, to be held for investment purposes only and not with a view to resale or distribution (or the Purchaser is a duly licensed trust company or insurance company, or a duly registered dealer or adviser and is subscribing for the Preferred Shares for the portfolio of a person managed solely by such company, dealer or adviser), and meets the definition of "accredited investor" pursuant to National Instrument 45-106 – *Prospectus Exemptions*;

12. the Purchaser has had the opportunity to ask and have answered any and all questions which the Purchaser wished with respect to the business and affairs of the Company, the Preferred Shares and the Subscription hereby made;

13. the Purchaser understands that there is not currently any public market, nor is there any assurance that a public market will develop, for the Preferred Shares; and it may not be possible to sell or dispose of the Preferred Shares;

14. the Purchaser has not received or been provided with a prospectus within the meaning of the securities laws, regulations, rules, rulings and orders in each of the provinces of Canada and the applicable policy statements issued by the securities regulators in each of the provinces of Canada, or any sales or advertising literature in connection with the Offering and the Purchaser's decision to subscribe for the Preferred Shares was not based upon, and the Purchaser has not relied upon, any verbal or written representations as to facts made by or on behalf of the Company (other than the term sheet attached hereto, if any);

15. the Purchaser will execute and deliver all documentation as may be required by applicable securities laws, rules and regulations or by the Company, as the case may be, to permit the purchase of the Preferred Shares on the terms herein set forth;

16. the Purchaser is aware that: (a) the Company is relying on exemptions from the requirements under applicable securities laws to provide the Purchaser with a prospectus, and no prospectus has been filed by the Company with any stock exchange or regulatory authority in connection with the issuance of the Preferred Shares; (b) no stock exchange, governmental agency, securities commission or similar regulatory authority has reviewed or passed on or made any finding or determination as to the merits of, or made any recommendation or endorsement with respect to, the Preferred Shares; (c) there is no government or other insurance covering the Preferred Shares; and (d) there are risks associated with the purchase of the Preferred Shares.

17. the Purchaser understands that investors who acquire securities by way of a private placement have significantly fewer rights and remedies available to them than investors who acquire securities offered by a prospectus. For example, investors who acquire securities by way of a private placement do not have the benefit of certain statutory remedies against a Company's agents, auditors, directors and officers that may be available to investors who acquire securities offered by a prospectus. The Purchaser is also aware that the common law may not provide investors with an adequate remedy in the event that they suffer investment losses in connection with securities acquired in a private placement; and

18. none of the funds being used to purchase the Preferred Shares are to the Purchaser's knowledge proceeds obtained or derived directly or indirectly as a result of illegal activities. The funds being used to purchase the Preferred Shares which will be advanced by the Purchaser to the Company hereunder will not represent proceeds of a crime for the purposes of the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) (the "PCMLTFA") and similar laws and regulations in the United States and the Purchaser acknowledges that the Company may in the future be required by law to disclose the Purchaser's name and other information relating to this Subscription Agreement and the Purchaser's subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge, none of the funds to be provided by the Purchaser or the beneficial purchaser are being tendered on behalf of a person or entity that has not been identified to the Purchaser. The Purchaser shall

promptly notify the Company if the Purchaser or the beneficial purchaser discovers that any of such representations cease to be true, and agrees to provide the Company with appropriate information in connection therewith.

19. the Purchaser has not received any document purporting to describe the business and affairs of the Company, and/or any other material that, considered together, would constitute an "offering memorandum" as such term is defined under applicable securities laws.

The foregoing representations, warranties, agreements, undertakings and acknowledgments are made by the Purchaser with the intent that they be relied upon by the Company in determining its suitability as a purchaser of the Preferred Shares and the Purchaser hereby agrees that such representations, warranties, agreements, undertakings and acknowledgments shall survive its purchase of the Preferred Shares. In addition, the Purchaser undertakes to notify immediately the Company at the address set forth above of any change in any representation, warranty or other information relating to the Purchaser set forth in this Subscription Agreement.

Representations and Warranties of the Company

The Company represents, warrants, acknowledges and covenants to and in favor of the Purchaser, and acknowledges that the Purchaser is relying on such representations, warranties, acknowledgements and covenants in entering into this Subscription Agreement, as follows:

1. The Company is validly existing under the laws of the State of Massachusetts, is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where so required by the laws of that jurisdiction, except where the failure to be so registered or licensed would not have a material adverse effect on the Company, and is duly qualified to carry on its business as now conducted and to own its properties and assets, and the Company has all requisite corporate power and authority to execute, deliver and carry out its obligations under this Subscription Agreement.

2. All consents, approvals, permits, authorizations or filings as may be required under any statute, rule or regulation applicable to the Company necessary for: (i) the execution and delivery of this Subscription Agreement; (ii) the issuance and sale of the Preferred Shares; and (iii) the completion of the transactions contemplated hereby, have been made or obtained, as applicable.

3. The execution and delivery of this Subscription Agreement, the performance by the Company of its obligations hereunder, including the issue and sale of the Preferred Shares, and the consummation of the transactions contemplated in this Subscription Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (i) any statute, rule or regulation applicable to the Company; (ii) the constating documents, by-laws or resolutions of the Company; (iii) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound, except where such breach, violation or default would not

have a material adverse effect on the Company; or (iv) any judgment, decree or order binding the Company or the property or assets of the Company.

4. As at the Closing, this Subscription Agreement will be duly authorized, executed and delivered by the Company. This Subscription Agreement constitutes a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

5. As at the Closing, the Preferred Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company.

6. The authorized capital of the Company consists of 111,326,934 Common and Preferred Shares of which 8,620,690 Preferred Shares will be issued and outstanding as of immediately prior to the final Closing Time.

7. No holder of outstanding securities of the Company is entitled to any pre-emptive or any similar rights to subscribe for any of the Preferred Shares offered pursuant to this Subscription Agreement, except as set out in the Shareholders Agreement of the Company.

8. Other than as disclosed to the Purchaser, no legal or governmental proceedings are pending to which the Company is a party or to which its property is subject that would result individually or in the aggregate in any material adverse change in the business, operations, affairs, prospects, assets, liabilities (contingent or otherwise), financial condition or capital of the Company and, to the knowledge of the Company, no such proceedings have been threatened against or are contemplated with respect to the Company, or its properties or assets.

9. The Company has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business and has not received a notice of non-compliance, nor knows of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a material adverse effect on the Company.

10. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable or required to be collected or withheld and remitted, by the Company have been paid, collected or withheld and remitted as applicable, except for where the failure to pay such Taxes would not have a material adverse effect on the Company. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would have a material adverse effect on the Company. To the best knowledge of the Company, no examination of any tax return of the Company is currently in progress and there are no

issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company.

11. The Company is not in violation of its articles or by-laws or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound except where such violation or default in performance would not have a material adverse effect on the Company.

12. The Company is the sole legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, licenses, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever ("**Intellectual Property**") that has been developed, or that is being developed, by or for the Company, or that is being used, or is proposed to be used, by the Company (collectively, the "**Company IP**") free and clear of all encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interests of any kind or nature and the Company has no knowledge of any claim of adverse ownership in respect thereof. No consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Company IP and no Company IP comprises an improvement to any Intellectual Property licensed by the Company that would give any person any rights to Company IP, including, without limitation, rights to license Company IP.

13. The Company has not received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Company IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor is there a reasonable basis for any claim that any person other than the Company has any claim of legal or beneficial ownership or other claim or interest in any Company IP.

14. All applications for registration of any Company IP that is the subject of registration or application therefor ("**Registered IP**") are in good standing, stand in the name of the Company and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, the Company confirms that all right, title and interest in and to the invention(s) disclosed in such application have been assigned in writing (without any express right to revoke such assignment) to the Company. The Company has prosecuted, and is prosecuting, such applications diligently. To the knowledge of the Company, there has been no public disclosure, sale or offer for sale of any Company IP anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Company IP.

15. All registrations of Registered IP are in good standing and are recorded in the name of the Company in the appropriate offices to preserve the rights thereto. All such

registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Registered IP has expired, become abandoned, been canceled or expunged, or has lapsed for failure to be renewed or maintained.

16. To the Company's knowledge, the conduct of the business of the Company has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any person.

17. There are no: (i) actions, suits or proceedings, at law or in equity, by any person; (ii) grievance, arbitration or alternative dispute resolution process; or (iii) administrative or other proceeding by or before (or to the knowledge of the Company any investigation by) any governmental entity, in any such case, affecting, pending, or, to the knowledge of the Company, threatened against the Company which if determined adversely would have a material adverse effect on the Company, and the Company does not know of any valid basis for any such action, complaint, grievance, suit, proceeding, arbitration or investigation. The Company is not subject to any judgment, order or decree entered in any lawsuit or proceeding.

18. **Conditions of Closing**
Each of the Purchaser and the Company acknowledges that the obligations of the other party to complete the transactions contemplated by this Subscription Agreement are subject to, among other things, the following conditions:
    a. payment by the Purchaser to the Company of the Subscription Price;
    b. the Subscriber having properly completed, signed and delivered this Subscription Agreement;
    c. the Subscriber having properly completed, signed and delivered any attachments hereto
    d. the Subscriber having properly completed, signed and delivered Form of Acknowledgment in respect of the Shareholders Agreement;
    e. the representations and warranties of each of the Purchaser and the Company being true and correct as at the Closing Time; and
    f. the Subscriber having properly completed, signed and delivered all other documentation as may be reasonably required by the Company or pursuant to the terms of this Subscription Agreement including any other documentation required under the securities laws or with any securities commission, securities regulatory authority, stock exchange or other governmental or regulatory authority.

19. **Security Certificates**
The Purchaser hereby waives the right to receive a security certificate in respect of the Preferred Shares purchased pursuant hereto, and chooses to receive instead a non-transferable written acknowledgement of the right to obtain such a security certificate from the Company.

20. **Shareholders Agreement**
The Purchaser hereby acknowledges and agrees that the issuance of the Preferred Shares will be conditional on subscribers executing and delivering transaction documents, resolutions, consents and other instruments that may be required including a

Form of Acknowledgment, which forms part of the Shareholders Agreement governing the equity securities of the Company.

21. **Anti-Money Laundering Legislation**

In order to comply with Canadian legislation and laws and regulations in the United States aimed at the prevention of money laundering, the Company may require additional information concerning investors from time to time, and the Purchaser agrees to provide all such information.

The Purchaser acknowledges that if, as a result of any information or other matter which comes to the Company's attention, any director, officer or employee of the Company, or its professional advisers, knows or suspects that an investor is engaged in money laundering, such person is required to report such information or other matter to the Financial Transactions and Reports Analysis Centre of Canada, may be required to report such information or other matter to authorities in the United States and such report shall not be treated as a breach of any restriction upon the disclosure of information imposed by Canadian law, United States law or otherwise.

General

Assignment. The terms and provisions of this Subscription Agreement shall be binding upon and ensure to the benefit of the Purchaser, the Company and their respective successors.

Miscellaneous and Counterparts. All representations, warranties, agreements and covenants made or deemed to be made by the Purchaser herein will survive the execution and delivery, and acceptance, of this offer and the Closing. This Subscription Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile or other electronic form, shall be deemed to be an original and all of which together shall constitute one and the same document.

Indemnity. The Purchaser agrees to indemnify and hold harmless the Company and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Company in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Company in connection herewith.

Governing Law. This Subscription Agreement is to be interpreted in accordance with Delaware law and the federal laws of the United States applicable therein. The parties hereto hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of the State of Massachusetts.

Facsimile Subscriptions*.* This Subscription Agreement may be executed in counterparts (whether in original, facsimile or PDF form), each counterpart so executed shall be deemed to be an original and such counterparts together shall constitute a single instrument.

Entire Agreement*.* This Subscription Agreement (including the Schedules hereto) contains the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Subscription Agreement may be amended or modified in any respect by written instrument only.

Language*.*The Purchaser and the beneficial purchaser acknowledge their consent and request that all documents evidencing or relating in any way to the purchase of Preferred Shares be drawn up in the English language only. *Nous reconnaissons par les présentes avoir consenti et demandé que tous les documents faisant foi ou se rapportant de quelque manière à l'achat des actions ordinaries soient rédigés en anglais seulement.*

Currency*.* Unless otherwise indicated to the contrary, all dollar amounts referred to in this Subscription Agreement are in Canadian Dollars.

VirZOOM, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Preferred Shares of VirZOOM, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Preferred Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

VirZOOM, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

    ☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

    ☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

    ☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

    ☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

    ☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

    ☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: VirZOOM, Inc. (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

**<u>Self-Certification of Trustee</u>**

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in VirZOOM, Inc.'s offering.

I certify that:

      1. I, , am the trustee of the ("Trust") (the "**Trustee**")

      2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in VirZOOM, Inc.'s offering;

      3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

      4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: VirZOOM, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Preferred Shares, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Preferred Shares	Issuer: VirZOOM, Inc. (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **VirZOOM, Inc.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**